EXHIBIT 2.2

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Amendment to Agreement and Plan of Merger and Reorganization (“Amendment”) is made and entered into as of December 17, 2003, among Global Entertainment Corporation, a Nevada corporation (“Parent”); Global Entertainment Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and Cragar Industries, Inc., a Delaware corporation (“Company”).

The parties hereto have entered into and executed an Agreement and Plan of Merger and Reorganization dated as of June 13, 2003 (“Merger Agreement”).

Pursuant to Section 8.4 of the Merger Agreement, the parties hereto amend the Merger Agreement as follows:

Paragraph (h) of Section 1.6 is amended in its entirety to read as follows:

“(h) Fractional Shares. No fractional Merger Shares will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fractional Merger Share (after aggregating all fractional Merger Shares to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the remainder of (i) the product of (A) such fraction, multiplied by (B) the average closing price per share of Company’s Common Stock as quoted on the NASD’s OTC Bulletin Board during the five (5) trading days immediately preceding the Closing Date (the “Company Stock Price”), less any amount required to be withheld under foreign, federal, state or local tax laws, divided by (ii) the Exchange Ratio.”

Paragraph (e) of Section 7.1 is amended in its entirety to read as follows:

“(e) OTCBB Listing. The Merger Shares issuable to the shareholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger (including shares underlying Company Convertible Securities) shall be eligible for quotation on the OTC Bulletin Board as soon as practicable after the Closing Date.”

Paragraph (b) of Section 8.1 is amended in its entirety to read as follows:

“(b) by either Company or Parent if the Merger shall not have been consummated by February 15, 2004 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;”

Except as set forth above, the Merger Agreement continues in full force and effect.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

GLOBAL ENTERTAINMENT CORPORATION

By:
Name:	Richard Kozuback
Its:	President and Chief Executive Officer

GLOBAL ENTERTAINMENT ACQUISITION CORP.

By:
Name:	Richard Kozuback
Its:	President

CRAGAR INDUSTRIES, INC.

By:
Name:	Michael Hartzmark, PhD
Its:	Chairman and Chief Executive Officer